BAY ISLE
FINANCIAL

Bay Isle Financial Corporation, LLC
475 14th Street, Suite 550
Oakland, CA 94612
510.444.4700 • Fax 510.444.4702
www.bayisle-investments.com

POWER OF ATTORNEY

The undersigned does hereby appoint Bonnie M. Howe and Kelley A. Howes, each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities held by the undersigned, directly or beneficially, and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities and Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 20th day of April, 2005.

Gary D. Black
President
Bay Isle Financial LLC

Personally appeared the above-named Gary D. Black and acknowledged the above Limited Power of Attorney to be his free act and deed.

IN WITNESS WHEREOF, I hereunto set me seal this 25 day of April, 2005.

Notary Public

COURTNEY FORD
NOTARY
PUBLIC
STATE OF COLORADO
My Commission Expires 11-14-2007

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